FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                    Pursuant to Rule 13s - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           For the month of March 2007


                                  Acambis plc
                (Translation of registrant's name into English)

                           Peterhouse Technology Park
                               100 Fulbourn Road
                               Cambridge CB1 9PT
                                    England

                    (address of principal executive offices)

    (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                         Forms 20-F X     Form 40-F

  Indicate by check mark whether the registrant by furnishing the information contained in this Form also thereby furnishing the information to the
                Commission pursuant to Rule 12g3-2(b) under the
                       Securities Exchange Act of 1934).

                              Yes       No X

 (if "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ).




Enclosure:

Acambis Restructuring


Acambis restructures organisation to focus resources on key programmes and operations, and reduce cost base by 20%

Cambridge, UK and Cambridge, Massachusetts - 7 March 2007 - Acambis plc (Acambis) (LSE: ACM) announces that it has initiated a wide-ranging restructuring, following an extensive review of its operations and cost base.

The restructuring aims to increase the focus of its resources upon key programmes and core operational capabilities, and significantly lower its cost base.

Over the next two years Acambis intends to reduce its cost base by around 20%, with the majority of the cost savings initiatives being implemented in 2007. It is intended that the headcount will be reduced from 260 by approximately 15% during this year across the organisation.

The cash costs, all of which will be incurred in 2007, are expected to be around GBP3 million, which will be offset by the savings achieved during the year. Following the full implementation of the restructuring, it is expected that the cost base will decrease by approximately GBP7 million per annum, with the first full year savings being in 2008.

The Company announced in November 2006 that its strategy is to focus its future investment in building an enhanced portfolio of vaccines and other biological products, supported by revenues from its biodefence activities. Its R&D operations will now focus primarily on activities through to Phase II clinical studies, although it may still complete Phase III clinical studies in some cases. Acambis will continue to develop scalable manufacturing processes based on its world class facilities and will generally seek partners to commercialise its products. The reorganisation is not expected to have any impact on the Company's existing pipeline. As previously announced, preliminary results for 2006 will be released on 15 March.

Peter Fellner, Chairman, commented:

"This reorganisation will ensure that Acambis has the right cost base, capabilities and infrastructure to deliver its strategy. We are increasing the effective use of our resources by focusing our activities upon those areas where we believe we can create new shareholder value."

In parallel the Company has appointed a new CEO and implemented other management changes. These are summarised in the accompanying announcement.


                                     -ends-


Enquiries:

Acambis plc
Gordon Cameron, Chief Executive Officer
Peter Fellner, Chairman
Lyndsay Wright, VP, Communications and IR
Tel: +44 (0) 1223 275 300

Brunswick
Jon Coles / Justine McIlroy / Margherita Lupi
Tel: +44 (0) 20 7404 5959


Notes to editors:

About Acambis

Acambis is a leading biotechnology company targeting infectious diseases with novel vaccines. Acambis' development-stage pipeline includes vaccines that could either offer improvements over existing products or target unmet medical needs. As well as ChimeriVax-JE, Acambis' proprietary ChimeriVax technology has also been used to develop ChimeriVax-West Nile, which is undergoing Phase 2 clinical testing, making it the most advanced investigational vaccine against the West Nile virus. Acambis also has the only vaccine in development against Clostridium difficile bacteria, a leading cause of hospital-acquired infections. Recognised internationally as the leading producer of smallpox vaccines, Acambis is developing an investigational smallpox vaccine, ACAM2000, and is manufacturing emergency-use stockpiles of this investigational vaccine for the US Government and other governments around the world.

Acambis is based in Cambridge, UK and Cambridge, Massachusetts, US, and is listed on the London Stock Exchange (ACM). More information is available at www.acambis.com.

"Safe Harbor' statement under the Private Securities Litigation Reform Act of 1995:

The statements in this news release that are not historical facts are forward-looking statements that involve risks and uncertainties, including the timing and results of clinical trials, product development, manufacturing and commercialisation risks, the risks of satisfying the regulatory approval process in a timely manner, the need for and the availability of additional capital. For a discussion of these and other risks and uncertainties see "Risk management' in the Company's 2005 Annual Report and "Risk factors' in its Form 20-F, in addition to those detailed on the Company's website and in the Company's filings made with the Securities and Exchange Commission from time to time. These forward-looking statements are based on estimates and assumptions made by the management of Acambis and are believed to be reasonable, though are inherently uncertain and difficult to predict. Actual results or experience could differ materially from the forward-looking statements.


                                      SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Peptide Therapeutics Group has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date: 07 March 2007                     ACAMBIS PLC





                                        By:  /s/ Lyndsay Wright
                                             Name: Lyndsay Wright
                                             Title: VP, Communications and IR.